SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                -----------------

                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                              TIMET Capital Trust I
                           Titanium Metals Corporation
                            (Name of Subject Company)

                                   Valhi, Inc.
                       (Names of Filing Persons (Offeror))

        6 5/8% Convertible Preferred Securities of TIMET Capital Trust I Convertible Preferred Securities Guarantee of Titanium Metals Corporation
                         (Title of Class of Securities)

                             887381408 and 887381309
                      (CUSIP Number of Class of Securities)

                                Steven L. Watson
                      President and Chief Executive Officer
                                   Valhi, Inc.
                              Three Lincoln Centre
                          5430 LBJ Freeway, Suite 1700
                               Dallas, Texas 75240
                                 (972) 233-1700
                  (Name, Address and Telephone Number of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                    Copy to:
                               Don M. Glendenning
                                 Toni Weinstein
                            Locke Liddell & Sapp LLP
                          2200 Ross Avenue, Suite 2200
                               Dallas, Texas 75201
                                 (214) 740-8000

                            CALCULATION OF FILING FEE

------------------------------------    ----------------------------------------
        Transaction Value *                        Amount of Filing Fee**
------------------------------------    ----------------------------------------
------------------------------------    ----------------------------------------
          $10,000,000                                  $2,000
------------------------------------    ----------------------------------------

* Estimated for purposes of calculating the amount of the filing fee only. Calculated by multiplying the $10.00 tender offer price by 1,000,000, the maximum amount of securities to be purchased in the offer.

**       Calculated as 1/50 of 1% of the transaction value.

|_| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:    ---------      Filing Party:  ----------
         Form or Registration No.:  ---------      Date Filed:    ----------

|_|      Check  the  box  if  the   filing   relates   solely   to   preliminary
         communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

|_|      third-party tender offer subject to Rule 14d-1.

|X|      issuer tender offer subject to Rule 13e-4.

|_|      going-private transaction subject to Rule 13e-3.

|_|      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

         This Tender Offer Statement on Schedule TO (this "Schedule TO") is filed by Valhi, Inc., a Delaware corporation ("Purchaser"). This Schedule TO relates to the offer by Purchaser to purchase up to 1,000,000 6 5/8% Convertible Preferred Securities, Beneficial Unsecured Convertible Securities, liquidation preference $50 per security (the "Securities"), which represent undivided beneficial ownership interests in the assets of TIMET Capital Trust I, a Delaware statutory business trust (the "Trust"), at a purchase price of $10.00 per Security, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 5, 2003 (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2) (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). The Securities include the associated guarantee by Titanium Metals Corporation, a Delaware corporation ("TIMET").

Item 1.  Summary Term Sheet.

         The information set forth in the section of the Offer to Purchase entitled "Summary Term Sheet" is incorporated herein by reference.

Item 2.  Subject Company Information.

         (a) The Securities represent undivided beneficial ownership interests in the assets of the Trust, are guaranteed by TIMET and are convertible into shares of common stock of TIMET. TIMET and the Trust are each affiliates (as defined in Rule 12b-2 promulgated under the Securities Exchange Act of 1934, as amended) of Purchaser. The address of the principal executive offices of TIMET and the Trust are 1999 Broadway, Suite 4300, Denver, Colorado, and their telephone number is (303) 296-5600. The information set forth in "Section 7. Certain Information Concerning TIMET and the Trust" of the Offer to Purchase is incorporated herein by reference.

         (b) This Schedule TO relates to the Offer by Purchaser to purchase up to 1,000,000 Securities at a purchase price of $10.00 per Security. The information set forth in "Section 12. Description of the Securities" of the Offer to Purchase is incorporated herein by reference.

         (c) The information set forth in "Section 6. Price Range of Securities and TIMET Shares; Dividends" of the Offer to Purchase is incorporated herein by reference.

Item 3.  Identity and Background of Filing Person.

         This is an issuer tender offer made by Purchaser, which may be deemed to be an affiliate of TIMET and the Trust. The information set forth in "Section
8. Certain Information Concerning Purchaser" of the Offer to Purchase is incorporated herein by reference.

Item 4.  Terms of the Transaction.

         (a)(1)(i)-(ix) and (xii) The information set forth in "Summary Term Sheet," "Section 1. Terms of the Offer; Expiration Date," "Section 2. Acceptance for Payment and Payment of Securities," "Section 3. Procedures for Accepting the Offer and Tendering Securities," "Section 4. Withdrawal Rights" and "Section 5. Certain Federal Income Tax Consequences" of the Offer to Purchase is incorporated herein by reference.

         (a)(1)(x) and (xi) Not applicable.

         (a)(2) Not applicable.

         (b) Purchaser has been advised by the officers, directors and affiliates of TIMET and the Trust that such persons do not intend to tender any Securities in the Offer. Accordingly, Purchaser does not anticipate purchasing any Securities in the Offer from such persons.

Item 5.  Past Contacts, Transactions, Negotiations and Agreements.

         The information set forth in "Section 8. Certain Information Regarding Purchaser" and "Section 12. Description of the Securities" of the Offer to Purchase is incorporated herein by reference.

Item 6.  Purposes of the Transaction and Plans or Proposals.

         (a), (b) and (c) The information set forth in "Section 10. Purpose of the Offer; Other Matters" of the Offer to Purchase is incorporated herein by reference.

Item 7.  Source and Amount of Funds or Other Consideration.

         (a) The information set forth in "Section 9. Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

         (b) None.

         (c) The information set forth in "Section 14. Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

Item 8.  Interest in Securities of the Subject Company.

         (a) The information set forth in "Section 8. Certain Information Concerning Purchaser" of the Offer to Purchase is incorporated herein by reference.

         (b) None.

Item 9.  Persons/Assets Retained, Employed, Compensated or Used.

         The information set forth in "Section 14. Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

Item 10. Financial Statements.

         (a) Purchaser does not believe that it is required to include financial information due to the fact that this information is not material to holders of Securities because, among other reasons, the consideration offered consists solely of cash, the Offer is not subject to any financing condition and Purchaser is a public reporting company that files reports electronically under EDGAR.

         (b) Not applicable.

Item 11. Additional Information.

         (a) The information set forth in "Section 8. Certain Information Concerning Purchaser," "Section 13. Certain Legal Matters and Regulatory Approvals" and "Section 15. Miscellaneous" of the Offer to Purchase is incorporated herein by reference.

         (b) The information set forth in "Section 6. Price Range of Securities and TIMET Shares; Possible Effects of the Offer on the Market for Securities; Dividends" of the Offer to Purchase is incorporated herein by reference.

Item 12. Material to Be Filed as Exhibits.

         (a)(1)   Offer to Purchase dated May 5, 2003.

         (a)(2)   Form of Letter of Transmittal.

         (a)(3)   Form of Notice of Guaranteed Delivery.

         (a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

         (a)(5) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

         (a)(6)   Form   of   Guidelines   for    Certification    of   Taxpayer
                  Identification Number on Substitute Form W-9.

         (a)(7)   Press Release issued by Purchaser on May 5, 2003.

         (b)      None.

         (d)(1) Intercorporate Services Agreement between TIMET and NL Industries, Inc., effective as of January 1, 2002 (incorporated by reference to Exhibit 10.3 to NL Industries, Inc.'s Quarterly Report on Form 10-Q for the quarter ended March 31, 2002).

         (d)(2) Intercorporate Services Agreement between TIMET and Tremont Corporation, effective as of January 1, 2002 (incorporated by reference to Exhibit 10.2 to TIMET's Quarterly Report on Form 10-Q for the quarter ended March 31, 2002).

         (d)(3) Shareholders' Agreement, dated February 15, 1996, among TIMET, Tremont Corporation, IMI plc, IMI Kynoch Ltd., and IMI Americas, Inc. (incorporated by reference to Exhibit 2.2 to Tremont Corporation's Current Report on Form 8-K (File No. 1-10126) filed with the Securities and Exchange Commission on March 1, 1996).

         (d)(4) Amendment to the Shareholders' Agreement, dated March 29, 1996, among TIMET, Tremont Corporation, IMI plc, IMI Kynoch Ltd. and IMI Americas, Inc. (incorporated by reference to
                  Exhibit 10.30 to Tremont Corporation's Annual Report on Form 10-K (File No. 1-10126) for the year ended December 31, 1995).

         (d)(5) Amended and Restated Declaration of Trust of TIMET Capital Trust I, dated as of November 20, 1996, among Titanium Metals Corporation, as Sponsor, JP Morgan Chase Bank (f/k/a The Chase Manhattan Bank), as Property Trustee, Chase Manhattan Bank (Delaware), as Delaware Trustee and Joseph S. Compofelice, Robert E. Musgraves and Mark A. Wallace, as Regular Trustees (incorporated by reference to Exhibit 4.2 to TIMET's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 5, 1996.)

         (d)(6) Form of 6 5/8% Convertible Preferred Securities (incorporated by reference to Exhibit 4.4 to TIMET's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 5, 1996).

         (d)(7) Convertible Preferred Securities Guarantee, dated as of November 20, 1996, between TIMET, as Guarantor, and JP Morgan Chase Bank (f/k/a The Chase Manhattan Bank), as Guarantee Trustee (incorporated by reference to Exhibit 4.7 to TIMET's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 5, 1996).

         (d)(8) Indenture for the 6 5/8% Convertible Subordinated Debentures, dated as of November 20, 1996 among TIMET and JP Morgan Chase Bank (f/k/a The Chase Manhattan Bank), as Trustee (incorporated by reference to Exhibit 4.3 to TIMET's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 5, 1996).

         (g)      None.

         (h)      None.

Item 13. Information Required by Schedule 13E-3.

         Not applicable.

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 5, 2003                     VALHI, INC.


                                        By:/s/ Steven L. Watson
                                           -------------------------------------
                                           Steven L. Watson
                                           President and Chief Executive Officer

                                  EXHIBIT INDEX

Exhibit No.

(a)(1)   Offer to Purchase dated May 5, 2003.

(a)(2)   Form of Letter of Transmittal.

(a)(3)   Form of Notice of Guaranteed Delivery.

(a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

(a)(6) Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(7)   Press Release issued by Purchaser on May 5, 2003.

(b)      None.

(d)(1) Intercorporate Services Agreement between TIMET and NL Industries, Inc., effective as of January 1, 2002 (incorporated by reference to Exhibit 10.3 to NL Industries, Inc.'s Quarterly Report on Form 10-Q for the quarter ended March 31, 2002).

(d)(2) Intercorporate Services Agreement between TIMET and Tremont Corporation, effective as of January 1, 2002 (incorporated by reference to Exhibit 10.2 to TIMET's Quarterly Report on Form 10-Q for the quarter ended March 31, 2002).

(d)(3) Shareholders' Agreement, dated February 15, 1996, among TIMET, Tremont Corporation, IMI plc, IMI Kynoch Ltd., and IMI Americas, Inc. (incorporated by reference to Exhibit 2.2 to Tremont Corporation's Current Report on Form 8-K (File No. 1-10126) filed with the Securities and Exchange Commission on March 1, 1996).

(d)(4) Amendment to the Shareholders' Agreement, dated March 29, 1996, among TIMET, Tremont Corporation, IMI plc, IMI Kynoch Ltd. and IMI Americas, Inc. (incorporated by reference to Exhibit 10.30 to Tremont
         Corporation's Annual Report on Form 10-K (File No. 1-10126) for the year ended December 31, 1995).

(d)(5) Amended and Restated Declaration of Trust of TIMET Capital Trust I, dated as of November 20, 1996, among Titanium Metals Corporation, as Sponsor, JP Morgan Chase Bank (f/k/a The Chase Manhattan Bank), as Property Trustee, Chase Manhattan Bank (Delaware), as Delaware Trustee and Joseph S. Compofelice, Robert E. Musgraves and Mark A. Wallace, as Regular Trustees (incorporated by reference to Exhibit 4.2 to TIMET's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 5, 1996.)

(d)(6) Form of 6 5/8% Convertible Preferred Securities (incorporated by reference to Exhibit 4.4 to TIMET's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 5, 1996).

(d)(7) Convertible Preferred Securities Guarantee, dated as of November 20, 1996, between TIMET, as Guarantor, and JP Morgan Chase Bank (f/k/a The Chase Manhattan Bank), as Guarantee Trustee (incorporated by reference to Exhibit 4.7 to TIMET's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 5, 1996).

(d)(8) Indenture for the 6 5/8% Convertible Subordinated Debentures, dated as of November 20, 1996 among TIMET and JP Morgan Chase Bank (f/k/a The Chase Manhattan Bank), as Trustee (incorporated by reference to Exhibit
         4.3 to TIMET's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 5, 1996).

(g)      None.

(h)      None.